Crédit Agricole Securities (USA) Inc.

Statement of Financial Condition

December 31, 2019
(Dollars in Thousands Except for Share and Par Value Information)

Assets

Cash	$	24,034
Financial instruments owned, at fair value ($8,274 pledged as collateral)		271,579
Securities purchased under agreements to resell, including $92,078 securities segregated in accordance with Rule 15c3-3		845,448
Securities borrowed		144,397
Receivables from brokers, dealers, and clearing organizations		59,750
Receivables from customers		159,302
Deferred tax assets, net		10,877
Other assets		26,438
Total assets	$	1,541,825

Liabilities and stockholder's equity

Liabilities:

Short-term bank loans	$	173
Financial instruments sold, not yet purchased, at fair value		200,056
Securities sold under agreements to repurchase		10,431
Payables to brokers, dealers, and clearing organizations		161,082
Payables to customers		6,503
Other liabilities and accrued expenses		75,227
		453,472
Liabilities subordinated to claims of general creditors		360,000

Stockholder's equity:

Common stock, $100 par value (75,000 shares authorized, 100 shares issued and outstanding)	10
Additional paid-in capital	643,794
Retained earnings	91,977
Accumulated other comprehensive loss	(7,428)
Total stockholder's equity	728,353
Total liabilities and stockholder's equity	$ 1,541,825

See notes to financial statements.

This report is deemed confidential in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.